<u>FORM 6K</u>

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

<u>ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)</u>
(Translation of the Registrant's Name into English   )

<u>#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7</u>
(Address of principal Executive offices)

<u>Attachments:</u>

1. Interim Financial Statements & Related Documents Period Ending March 31, 2008.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X__

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          <u>ANGLO SWISS RESOURCES INC.</u>
                                                          (Registrant)

Dated: <u>June 3, 2008</u>   BY: ***Chris Robbins***

                                                          It's   <u>Vice President</u>

ANGLO SWISS RESOURCES INC.
SUITE 309 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

June 3, 2008

Securities & Exchange Commission
VIA EDGAR
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
SEC FILE NO. 0-08797
FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per: Chris Robbins
Vice President

Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Financial Statements
March 31, 2008
(Expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended March 31, 2008.

Anglo Swiss Resources Inc.

(an exploration stage company)
Balance Sheets (unaudited)
As at March 31, 2008 and December 31, 2007

(Expressed in Canadian dollars)

	March 31, 2008 $	December 31, 2007 $
Assets		
Current assets		
Cash and cash equivalents	3,743,987	4,151,934
Accounts receivable and subscriptions receivable	105,168	207,983
Prepaid expenses	63,423	4,240
	3,912,578	4,364,157
Reclamation bond	20,800	20,800
Property, plant and equipment	700,444	746,219
Mineral properties (note 3)	4,768,473	4,586,447
	9,402,294	9,717,623
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	448,105	535,179
Future income tax liability	664,384	-
Shareholders' Equity		
Capital stock (note 4)		
Authorized		
500,000,000 common shares without par value		
400,000,000 preferred shares without par value		
Issued		
101,262,857 (2007 - 100,422,837 common shares)	18,350,947	18,866,832
Options (note 4)	1,166,602	1,124,470
Warrants (note 4)	768,541	768,541
Contributed surplus (note 4)	401,007	401,007
Deficit	(12,397,292)	(11,978,406)
	8,289,805	9,182,444
	9,402,294	9,717,623

Going concern and nature of operations (note 1)

The attached notes form an integral part of the financial statements
Approved by the directors:

"Leroy Wolbaum", Director   "Greg Pendura", Director

Anglo Swiss Resources Inc.

(an exploration stage company)
Statements of Loss and Deficit (unaudited)
For the periods ended March 31, 2008 and 2007

(Expressed in Canadian dollars)

	March 31, 2008 $	March 31, 2007 $
Expenses		
Interest and other income	(8,642)	(142)
Administrative	53,849	6,263
Consulting fees (note 5)	79,000	15,000
Depreciation	46,402	825
Filing fees	10,000	8,975
General exploration	6,885	1,802
Interest and service charges	3,747	174
Professional fees	13,220	5,478
Shareholders' information	154,325	8,529
Stock-based compensation (note 4)	42,132	53,100
Transfer agent fees	6,181	993
Travel and promotion	11,787	18
Write-down of mineral properties	-	-
Loss before income taxes	418,887	101,015
Income tax recovery – future income taxes	-	-
Loss for the year	418,887	101,015
Deficit - Beginning of year	11,978,405	9,649,616
Deficit - End of period	12,397,292	9,750,631
Weighted average number of shares outstanding	86,509,905	68,675,154
Basic and diluted loss per share	0.00	0.00

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)
Statements of Cash Flows (unaudited)
For the periods ended March 31, 2008 and 2007

(Expressed in Canadian dollars)

	March 31, 2008 $	March 31, 2007 $
Cash flows used in operating activities		
Loss for the year	(418,887)	(101,015)
Items not affecting cash		
Depreciation	46,402	825
Write-down of mineral properties	-	-
Stock-based compensation	42,132	53,100
Income tax recovery	-	-
Changes in non-cash working capital		
Accounts receivable	102,815	(903)
Prepaid expenses	(59,183)	(8,363)
Accounts payable and accrued liabilities	(87,074)	2,823
	(43,442)	(53,533)
Cash flows from financing activities		
Proceeds from issuance of private placement, options and warrants	148,500	-
Share issue cost	-	-
	148,500	-
Cash flows used in investing activities		
Mineral property acquisition	-	(749)
Mineral property (cost) recoveries	(182,652)	(1,760)
	(182,652)	(2,509)
Increase in cash and cash equivalents	(407,947)	(56,042)
Cash and cash equivalents - Beginning of year	4,151,934	64,871
Cash and cash equivalents - End of year	3,743,987	8,829
Supplemental disclosure of non cash Investing and financing activities		
Shares issued for mineral properties	-	-
Shares issued for agent issue costs	-	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Financial Statements (unaudited)

For the periods ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

1 Going concern and nature of operations

At March 31, 2008, the company has working capital of $3,464,473. As is typical for an exploration stage company, the company has experienced losses in the current and prior periods and there is an accumulated deficit of $12,397,292. The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The company is in the process of exploring its diamond, gold and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title to the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

These financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern, which could be material.

2 Basis of presentation

The interim financial statements for Anglo Swiss Resources Inc. have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements. These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's financial statements for the year ended December 31, 2007.

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended March 31, 2008 and 2007

(Expressed in Canadian dollars)

3 Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville			
Balance - December 31, 2007	1,377,476	481,162	1,858,638
Expenditures	-	122,139	122,139
Balance – March 31, 2008	1,377,476	603,301	1,980,777
Blu Starr			
Balance - December 31, 2007	812,306	570,623	1,382,929
Expenditures	-	11,885	11,885
Balance – March 31, 2008	812,306	582,508	1,394,814
McAllister			
Balance - December 31, 2007	-	7,967	7,967
Expenditures	-	-	-
Balance – March 31, 2008	-	7,967	7,967
New Shoshoni Claims			
Balance - December 31, 2007	134,000	1,065,413	1,199,413
Acquisition costs	-	-	-
Expenditures	-	37,697	37,697
Balance – March 31, 2008	134,000	1,103,110	1,237,110
Group of Four Claims			
Balance - December 31, 2007	137,500	-	137,500
Expenditures	-	10,304	10,304
Balance – March 31, 2008	137,500	10,304	147,804
Total mineral properties - December 31, 2007	2,461,282	2,125,165	4,586,447
Total mineral properties – March 31, 2008	2,461,282	2,307,190	4,768,472

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended March 31, 2008 and 2007

(Expressed in Canadian dollars)

4   Capital stock

Common shares issued and outstanding

	Common shares	Amount $
Balance - December 31, 2007	100,422,837	18,866,831
Capital stock issued		
Shares issued for property	-	-
Shares issued for cash	125,000	12,500
Warrants	715,000	136,000
Income tax effect - renounced flow through expenditures	-	(664,384)
Balance – March 31, 2008	101,262,837	18,350,947

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $
Balance - December 31, 2007	1,124,470	768,541	401,007
Stock based compensation	42,132	-	-
Balance – March 31, 2008	1,166,602	768,541	401,007

Options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 14,850,000 common shares. Options may be issued under the stock option plan at the sole discretion of the company's board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company's board of directors, provided that the exercise price is no less than either the average high and low price of the company's common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company's common shares on the day the options are granted.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended March 31, 2008 and 2007

 (Expressed in Canadian dollars)

4   Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price
Options outstanding - January 1, 2008	14,375,000	$0.11
Granted	-	-
Exercised	(125,000)	$0.10
Expired	-	-
Options outstanding – March 31, 2008	14,250,000	$0.11
Options exercisable – March 31, 2008	11,837,500	$0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2008	2007
Expected dividend yield	Nil	nil
Average risk-free interest rate	3.26%	3.75%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

Warrants

	Expiry Date	Exercise Price	Amount
Warrants outstanding - January 1, 2008	Dec. 29, 2009	$0.37	13,831,512
Granted during year		-	-
Exercised during year		$0.19	(136,000)
Warrants outstanding – March 31, 2008		$0.37	13,695,512

Anglo Swiss Resources Inc.

(An exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended March 31, 2008 and 2007

(Expressed in Canadian dollars)

5   Related party transactions

a)   Included in accounts payable and accrued liabilities is $302,617 (2007 - $277,617) due to directors and organizations controlled by directors, and $19,033 (2007 - $77,998) due to a law firm in which an officer of the company is a partner.

b)   The company incurred consulting fees of $79,000 (2007 - $15,000) for management services provided by directors and officers or organizations controlled by such parties.

c)   The Company incurred fees of $36,000 (2007 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

6   Outstanding matters

The Company received an additional claim with respect to the previously discussed law suit to the OJVA on the Kenville property on November 6, 2007, filed by Gold Standard Resource Corp ("GSR") that duplicates the relief sought in the original claim dated December 27, 2006.   The Company has filed its Statement of Defense and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007. There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim to be without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act R.S.B.C.1996.c.253. Pursuant to the OJVA, in the first quarter of 2007 Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees during the term of the OJVA. The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees' alleged expenditures.

The Company will continue to defend its 100% ownership of the Kenville property. Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as council in this matter.

Anglo Swiss Resources Inc.

(An exploration stage company)

(Expressed in Canadian dollars)

7   Subsequent event

Anglo Swiss Resources Inc. has extended the expiration date related to 2.5 million warrants issued in a private placement completed on April 30, 2008 to October 31, 2008. The option price is unchanged.

The Company made the last payment of $40,000 under the terms of the Fry Inlet Property Agreement with New Shoshoni Ventures Ltd. prior to the third and final anniversary due date of May 25, 2008.

FORM 51-102F1
ANGLO SWISS RESOURCES INC.
Interim Management's Discussion and Analysis
Three Month Period Ended March 31, 2008

DATED May 26, 2008

Introduction and Overview

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol "ASW". The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol "ASWRF" and effective February of 2004 quoted on the Berlin Exchange in Germany under the trading symbol "AMO".

Anglo Swiss is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals.

Before and during the period ended March 31, 2008, Anglo Swiss has been primarily engaged in the renewed exploration of the Kenville Mine property (metals) and the Fry Inlet property (diamonds).

This MD&A is dated April 26, 2008 and discloses specified information up to that date. Anglo Swiss is classified as a "venture issuer" for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2007 and related notes attached thereto (the "2007 Financial Statements"). Throughout this report we refer from time to time to "Anglo Swiss", the "Company", "we", "us", "our", or "its". All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the "Cautionary Statement" at the end of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Northwest Territories Fry Inlet Property (Optioned)

<u>Fry Inlet Diamond Property</u> the Company performed two exploration programs in 2007 on the Fry property. The Company contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to conduct ground geophysics consisting of MAG/HLEM surveys. This program preceded the Company's proposed 1,500-metre drill program scheduled for mid summer.

The 2007 geophysics program generated 39 magnetic and 34 electromagnetic anomalies for drilling and a significantly diamondiferous kimberlite was confirmed to date. MPH Consulting Ltd. interpreted the 2006 Fugro airborne survey data earlier that year and its report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within a cluster of seven anomalies that the 1,500-metre drill program will test this year.

Ground geophysics to provide initial drill target selection.

Aurora's program was based on a survey involving approximately 18.0 line kilometres of total field magnetics and approximately six line kilometres of horizontal loop electromagnetics. Aurora mobilized a six-man crew to conduct this project. Standard gridding was completed on 100-metre lines for the horizontal loop EM surveys. The total field magnetic surveys was completed using non-differential GPS navigation and control.

Anglo Swiss' technical staff reviewed MPH's recommendations and selected a cluster of seven targets for NQ drilling, including re-drilling the significantly diamondiferous LI-201 kimberlite upon completion of the ground geophysics program. The data collected by Aurora was again interpreted by MPH Consulting to assist Anglo's technical staff in selecting the order and priority of additional drill targets within the cluster.

In August of 2007 the drill program was initiated. Drilling on the LI-201 kimberlite was carried out over the period Aug. 22 to Sept. 19, 2007. The drilling program consisted of five core holes, totalling 421.6 metres (1,383.2 feet). Two of the drill holes contained intercepts of LI-201 kimberlite. Drill holes Y07-04 and Y07-05 intersected kimberlite totalling 20.25 metres and 14.75 metres, respectively. The material sampled from these two drill holes had a combined weight of 58.0 kilograms, and was obtained from six separate subsamples of split NQ-size drill core. The samples were sent to C.F. Minerals Research Ltd., of Kelowna, B.C., for processing and indicator mineral and microdiamond recovery, and a total of 30 diamonds were recovered. The "Diamond distribution in CIM square mesh sieve classes" table shows the stone size distribution for the combined sample.

DIAMOND DISTRIBUTION IN CIM SQUARE MESH SIEVE CLASSES (MM)

Combined weight(kg)	0.106 sieve	0.15 sieve	0.212 sieve	0.3 sieve	0.425 sieve	0.6 sieve	Total
58		7	9	1			17

Note: Thirteen additional microdiamonds passed through a 0.106-millimetre square mesh sieve for a total diamond count of 30 microdiamonds. In total, 17 diamonds greater than 0.106 mm have been recovered, which equates to 293 diamonds (more than 0.106 mm) per tonne of kimberlite.

The drill program tested geophysical targets as well as to confirm the location and nature of the previously discovered LI-201 kimberlite. Due to continuing mechanical problems throughout the drill program, and with the onset of winter conditions, the drilling program was considerably reduced from its originally intended 1,500-metre program.

The results obtained from the latest study confirm the diamondiferous nature of the LI-201 kimberlite. The company has conducted airborne geophysics over the body and believes that potential exists for additional phases of kimberlite beyond the area of the current drill intersections. Additional work on the compositions of the indicator mineral recovered and analyzed by C.F. Minerals from LI-201 is currently being carried out by Mineral Services Canada Inc. of North Vancouver, B.C. Mineral Services Canada Inc. will be retained to carry out interpretive studies pertaining to future diamond exploration programs by Anglo Swiss.

With only four drill holes that have intersected the LI-201 kimberlite (two by Kennecott and two by Anglo Swiss) over a small area (50 m by 75 m), the overall size and nature of the kimberlite zone requires further evaluation and testing. Anglo Swiss is in the third year of a five-year option agreement with New Shoshoni Ventures Ltd. that allows Anglo Swiss to earn up to a 60-per-cent interest in the Fry Inlet property be incurring $6.2-million in exploration expenditures.

At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

Kenville Mine Property (100% Owned)

The Kenville Property continues to be the major asset of the Company, with 385.82 hectares of staked mineral claims and 180.88 hectares of Crown granted mineral claims plus three - fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, mill building, assay laboratory, maintenance and repair shop and the mine manager's residence. The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining such as ore cars, coarse ore bins, jaw and cone crushers and the milling circuit.

The 2008 exploration program, which will begin on or before May 1, 2008 will consist of a 10 thousand meter drill program contracted with Full Force Drilling Ltd. and a geophysical program by Insight Geophysics Inc. of Oakville, Ontario.

The Insight Geophysical program will consist of approximately 18 line km of gradient I.P. surveying (~8 km to the north and ~10 km to the east) and 5 Insight Sections. The geophysical surveys are designed to extend both porphyry copper-gold and gold-quartz vein systems known to be present at the Kenville property. The surveys will be run concurrently with the ongoing drill program and will assist in selecting future drill targets.

The results received from the 2007 drill program encountered not only porphyry copper/gold mineralization in all 5 holes, it confirmed the presence of a high grade quartz gold vein structure underlying the porphyry system in holes 4 & 5. We are extremely pleased with these findings, and are enthusiastically moving forward with the spring 2008 drill program to further explore this opportunity."

The 2008 Insight program will extend the known 1000+ meter (3,214 feet) porphyry copper/gold zone to the north; further define the extent of the newly discovered Eagle Creek gold vein to the north, south and to depth and lastly, re-define the existing multiple underground gold and silver bearing quartz vein systems on the eastern Kenville Mine portion of the property.

The underground gold bearing veins have renewed economical potential with gold at $1000 per ounce. The Company is currently carrying out studies directed towards the evaluation of the economic potential of the underground workings, leading towards resumption of mineral production. The drilling of the porphyry copper/gold target and the Eagle Creek gold vein will be ongoing in 2008 with two drill rigs dedicated to this task.

The Company has significant funds on hand for the 2008 exploration year and due to the highly encouraging results from the 2007 geophysics and drill program the Company plans to:

1   Extensively drill the porphyry copper/gold zone,

2   Drill along strike on the Eagle Creek quartz gold vein structure on the western portion of the property, and

3   Re-examine the underground Kenville Mine gold vein structure utilizing Insight Geophysics and drilling for extensions of the existing gold veins. This area of the property had significant production from less than 182,000 tonnes of ore that ranked the property as the 26th top gold producer in BC.

The most significant results of the 2007 Phase One drill program were i) the confirmation of the geophysical model for a significant copper/gold porphyry zone and ii) the identification of the

Eagle Gold Vein, a high-grade gold quartz vein with an indicated strike length of 150 meters, within the porphyry system. The 2007 drill program was highly successful as both the porphyry copper/gold system was confirmed, as well as the Eagle gold-silver-copper vein(s) positioned near the base of the porphyry mineral system.

Legal Status Kenville

This property was subject to an Option Joint Venture Agreement ("OJVA") that lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they claimed to have completed the required expenditures of $700,000 as required under the OJVA and served the Company with a lawsuit in an attempt to force a Joint Venture Partnership in December of 2006.

Anglo Swiss Resources Inc. filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the "Optionees" with respect to the Option Joint Venture Agreement ("OJVA) on the Kenville Mine property. An additional identical suit was served in November of 2007 and both are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before the audit has determined whether the Optionees are entitled to exercise the option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

The Company commenced with an independent audit of the Optionees alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and the audit was completed with no evidence that $700,000 in expenditures had been achieved. Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Results of operations – Three Months Ended March 31, 2008

At March 31, 2008 the Kenville property is carried at $1,980,777 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $700,444 for a total of $2,681,221. The Company has continued its rehabilitation of the Milling facility at the Kenville as it prepares to enter the aggregate business to the immediate area through its wholly owned subsidiary "Kenville Sand & Gravel Inc." During the first quarter $122,139 was expended on the property in preparation for the upcoming geophysical and drill programs which commence in June and May of 2008 respectively.

The Fry Inlet property incurred $37,697 in expenditures as the Company has filed its assessment report for the 2006/2007 explorations seasons and has expended $1,103,110 to-date on this property.

The Company is required to expend $800,000 in exploration expenditures in relation to the Option Joint Venture Agreement with New Shoshoni Ventures in 2008. The Company is currently sourcing crews to perform ground geophysics this summer and has sufficient funds available to meet its current obligations. The Company has met the first two years exploration obligations due by May 25, 2007 of $600,000 and completed the anniversary payments of $30,000, $35,000 and $40,000 due May 25, 2006, 2007 and 2008.

Cash resources at March 31, 2008 were significantly improved to $3,912,578 compared to only $8,829 at March 31, 2007 and $4,364,157 at December 31, 2007. The Company completed four private placements in 2007 raising over $6 million.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. Accordingly, there is some doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)
The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss' interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	Net Loss	Basic and Diluted Loss per Share
1st Quarter 2008	$9,402,294	$4,768,473	$3,464,473	NIL	($418,887)	(0.01)
4th Quarter 2007	$9,717,623	$4,586,447	$3,828,978	NIL	($1,735,076)	(0.02)
3rd Quarter 2007	$6,787,838	$5,077,267	$185,493	NIL	($306,770)	(0.00)
2nd Quarter 2007	$5,727,258	$4,593,131	($433,621)	NIL	($185,929)	(0.00)
1st Quarter 2007	$5,391,301	$4,525,154	($543,669)	NIL	($101,015)	(0.00)
4th Quarter 2006	$5,436,393	$4,323,394	($455,069)	NIL	($225,487)	(0.0025)
3rd Quarter 2006	$5,325,444	$4,236,471	($356,186)	NIL	($197,509)	(0.0025)
2nd Quarter 2006	$5,368,054	$4,205,059	($260,481)	NIL	($183,836)	(0.0025)

Q1 Ended March 31, 2008

During Q1 of 2008, Anglo Swiss sustained a loss of $418,887; the loss for the similar period of 2007 was $101,015. The largest components attributed to the increased loss for the current quarter can be attributed to administrative, consulting and shareholders information fees. These increases are a result of the significant increase in the Company's activities effective in Q2 of 2007. The Company completed its first private placement in April of 2007 and immediately retained Investor Relations companies and commenced work on the Kenville and Fry Inlet properties. These programs were critical in getting the Company's story out to the investment community and was successful in building shareholder value and further equity offerings through the year, which enabled additional exploration programs.

Also included in Q1 of 2008 was a $46,402 charge for depreciation of the plant and equipment located at the Kenville property as this milling equipment has now been re-furbished and the plant is operational. The non-cash charge for options granted within the quarter of $42,132 compared to $53,100 for Q1 -2007. Professional fees were also increased in Q1 of 2008 ($13,220) compared to $5,478 for the same period in 2007.

Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

Liquidity

In management's view given the nature of the Company's activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company's mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely. The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $3,464,473 at March 31, 2008 the Company has sufficient capital to meet its ongoing corporate obligations and fund its exploration programs through 2008. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations in the upcoming years. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

The Company has work commitments for capital expenditures of $800,000 from the New Shoshoni Option and Joint Venture Agreement due this current year and has paid the final anniversary payment of $40,000 in May of 2008. The Company will also have to make additional cash payments due in 2008 in relation to the Blu Starr property (placer claims) and the McAllister Property, but these collectively are relatively minor expenses, ~$10,000 for the current year.

Capital Resources

At March 31, 2008 Anglo Swiss had paid up capital of $18,350,947, representing 101,262,857 common shares without par value, and a deficit of $9,402,294 resulting in a shareholder's equity (or net assets) of $8,289,805 (December 31, 2007 - $9,182,444).

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company closed a non-brokered private placement on April 30, 2007 for $500,000 by the issuance of 5.0 million units at a price of 10 cents per unit. Each unit consists of one common share and one-half warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of 20 cents for a period of one year from the closing date. The expiry date was amended in April of 2008 to October 31, 2008.

On August 10, 2007 Anglo Swiss Resources Inc. closed a private placement for proceeds of $1.3-million. The placement consisted of $1,070,500 in flow-through (FT) funds and $229,500 in non-flow-through (NFT) funds.

Each FT unit consisted of one common share and a one-half flow-through warrant; each whole warrant is exercisable to purchase an additional FT share at a price of 20 cents for one year from the closing date.

Each NFT unit consisted of one common share and a one-half warrant, each whole warrant is exercisable to purchase an additional NFT share at a price of 15 cents for six months from closing or at a price of 30 cents for 18 months from the closing date.

On December 7, 2007 . the Company completed the private placement of 4,210,522 flow-through units of Anglo Swiss at a price of 47.5 cents per flow-through unit for gross proceeds of $2-million to the MineralFields Group. Each flow-through unit consisted of one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss on or before Dec. 7, 2009, at a price of 80 cents per share during the first 12-month period and at a price of $1 per share during the second 12-month period. In addition, Anglo Swiss completed the private placement of 1.25 million units of Anglo Swiss at a price of 40 cents per unit for total proceeds of $500,000 to the MineralFields Group. Each unit consisted of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of 60 cents per share on or before Dec. 7, 2009.

On December 18, 2007 the Company completed the second tranche of its equity offering, issuing 3.75 million units of Anglo Swiss at a price of 40 cents per unit for total gross proceeds of $1.5-million. Each unit comprises one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of 60 cents per share on or before Dec. 18, 2009. In addition, Anglo Swiss completed the private placement of 627,503 flow-through units of Anglo Swiss at a price of 47.5 cents per flow-through unit for gross proceeds of approximately $300,000. Each flow-through unit comprises one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of 80 cents per share on or before Dec. 18, 2008, and thereafter at a price of $1 per share until Dec. 18, 2009. Anglos Swiss has raised gross proceeds of approximately $4.3-million from the issuance of a total of 4,838,025 flow-through units and five million units on Dec. 10, 2007, and Dec. 18, 2007

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss' general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for March 31, 2008 and the audited year end statements at December 31, 2007; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss' authorized capital is 500,000,000 common shares without par value. As at March 31, 2008 there are 101,262,857 common shares issued and outstanding. As at March 31, 2008 the following options and share purchase warrants are outstanding:

Options Outstanding	Number of Shares	Weighted Average Exercise Price
Options outstanding - January 1, 2008	14,375,000	$0.11
Granted	500,000	$0.27 *
Exercised	(125,000)	$0.10
Expired	-	-
Options outstanding – March 31, 2008	14,750,000	$0.11
Options exercisable – March 31, 2008	11,837,500	$0.11

*Subject to 2008 Stock Option Plan Approval by Shareholder and Regulatory authorities June 18, 2008.

Warrants

	Expiry Date	Exercise Price	Amount
Warrants outstanding - January 1, 2008	Dec. 29, 2009	$0.37	13,831,512
Granted during year		-	-
Exercised during year		$0.19	(136,000)
Warrants outstanding – March 31, 2008		$0.37	13,695,512

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

8   Related party transactions – Q1

a)   Included in accounts payable and accrued liabilities is $302,617 (2007 - $277,617) due to directors and organizations controlled by directors, and $19,033 (2007 - $77,998) due to a law firm in which an officer of the company is a partner.

b)   The company incurred consulting fees of $79,000 (2007 - $15,000) for management services provided by directors and officers or organizations controlled by such parties.

c)   The Company incurred fees of $36,000 (2007 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Financial Instruments

The Company's financial instruments consist of cash, receivables and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of March 31, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Subsequent Events to March 31, 2008

The Company has amended the warrant expiration date of 2,500,000 warrants at $0.20 per share originally announced to expire on April 30, 2008 to October 31, 2008.

The Company made the last payment of $40,000 under the terms of the Fry Inlet Property Agreement with New Shoshoni Ventures Ltd. prior to the third and final anniversary due date of May 25, 2008.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada. Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED May 26, 2008
"LEN DANARD"
Len Danard, President & CEO

Cautionary Statement
Forward-Looking Information
This annual management discussion and analysis ("Annual MD&A") contains forward-looking statements and information relating to Anglo Swiss Resources Inc. ("Anglo Swiss" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss. When used in this document, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.
This Annual MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss' exploration properties. Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements. Important factors are identified in this Annual MD&A.